Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

February 24, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

G&P Acquisition Corp.
Registration Statement on Form S-1
Filed on February 12, 2021
CIK No. 0001839121

Ladies and Gentlemen:

On behalf of our client, G&P Acquisition Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2021.

The Registration Statement reflects the responses of the Company to the comments received from the Staff of the Commission (the “Staff”) in a letter, dated February 24, 2021. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Summary

Our Company and Management Team, page 1

1.	Please disclose in this section that Nicholas S. Schorsch and Edward M. Weil, Jr. have voting and investment discretion with respect to the shares of the registrant’s common stock held by the registrant’s sponsor. We note your related disclosure in footnote 3 to the Principal Stockholders table on page 123.

Securities and Exchange Commission
February 24, 2021

Response to Comment 1

In response to the Staff’s comment, the Company has revised the Registration Statement to include the disclosure relating to Nicholas S. Schorsch and Edward M. Weil, Jr. having voting and investment discretion with respect to the shares of the registrant’s common stock held by the registrant’s sponsor. Please see pages 4 and 83.

2.	We note your disclosure on page 4 regarding Nicholas S. Schorsch’s business experience, including his experience with American Realty Capital Properties. Please balance such disclosure with a description of the settlement with the U.S. Securities and Exchange Commission involving Mr. Schorsch and AR Capital LLC. Please also disclose Mr. Schorsch’s role with AR Capital LLC. Refer to Item 401(e) of Regulation S-K.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the Registration Statement to include a description of the settlement with the U.S. Securities and Exchange Commission involving Mr. Schorsch and AR Capital LLC as well as Mr. Schorsch’s role with AR Capital LLC. Please see pages 4 and 83.

3.	We note your disclosure regarding Mr. Schorsch’s experience with RCS Capital Corporation. Please disclose such company’s bankruptcy filing. Refer to Item 401(f) of Regulation S-K.

Response to Comment 3

In response to the Staff’s comment, the Company has revised the Registration Statement to include disclosure with respect to RCS Capital Corporation’s bankruptcy filing in the description of Mr. Schorsch’s experience. Please see pages 4, 83 and 111.

Our second amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware, page 63

4.	Your disclosure regarding your exclusive forum provision does not appear to be consistent with the provision included in Section 13.1 in your form of second amended and restated certificate of incorporation filed as Exhibit 3.2. For example, with respect to certain actions, Section 13.1 selects as the exclusive forum the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over an action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware). However, this does not appear to be reflected in your prospectus disclosure.

Securities and Exchange Commission
February 24, 2021

Response to Comment 4

In response to the Staff’s comment, the Company has revised the Registration Statement to update the disclosure with respect to the exclusive forum provision to be consistent with Section 13.1 of the form of second amended and restated certificate of incorporation filed as Exhibit 3.2. Please see pages 63 and 143.

Dilution, page 72

5.	We note your disclosure that net tangible book value before this offering was $(0.01) per share and pro forma net tangible book value after this offering would be $0.82 per share (or $0.72 per share if the underwriters' over-allotment option is exercised in full). Accordingly, it appears to us that increase in net tangible book value to initial stockholders would be $0.83 per share (or $0.73 per share if underwriters’ over-allotment option is exercised in full) rather than $9.19 per share (or $9.29 per share if the underwriters’ over-allotment option is exercised in full) disclosed in second paragraph. Similarly, in third paragraph, increase attributable to public stockholders and sale of private placement warrants would also be $0.83 per share (or $0.73 per share if underwriters' over-allotment option is exercised in full). Please revise the second and third paragraphs as appropriate or advise.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the Registration Statement to include the following disclosures in the second and third paragraphs. In the second paragraph, the increase in net tangible book value to initial stockholders has been revised to $0.83 per share (or $0.73 per share if underwriters’ over-allotment option is exercised in full). In the third paragraph, the increase attributable to public stockholders and sale of private placement warrants has been revised to $0.83 per share (or to $0.73 per share if underwriters' over-allotment option is exercised in full). Please see page 72.

6.	Please revise the table on page 73 to include the calculations of pro forma net tangible book value per share (i.e. calculations of Numerator and Denominator) under the scenario if the underwriters exercise their option to purchase additional units in full.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the table on page 73 to include the calculations of pro forma net tangible book value per share under the scenario if the underwriters exercise their option to purchase additional units in full. Please see page 73.

Securities and Exchange Commission
February 24, 2021

Management, page 109

7.	We note your disclosure that Mr. Schorsch agreed to the entry of an order enjoining him from violating Sections 17(a)(2) and (a)(3) of the Securities Act and Rule 13b2-1 of the Exchange Act. Please revise to describe the substance of Securities Act Sections 17(a)(2) and (a)(3) and Exchange Act Rule 13b2-1 as described in such order.

Response to Comment 7

In response to the Staff’s comment, the Company has revised the Registration Statement to describe the substance of Securities Act Sections 17(a)(2) and (a)(3) and Exchange Act Rule 13b2-1 as described in such order. Please see page 112.

* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Elliott M. Smith, Esq.
White & Case LLP